March 5, 2014

Via Edgar and Electronic Mail

Mr. Benjamin Phippen
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Re:           ESSA Bancorp, Inc.
                                  Form 10-K for the Fiscal Year Ended September 30, 2013
                                  Filed December 16, 2013
 File No. 001-33384

Dear Mr. Phippen:

The letter replies to your letter of February 20, 2014 providing comments on the above-referenced filing for ESSA Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are referenced to the staff’s comment letter.

Form 10-K for Fiscal Year Ended September 30, 2013

Notes to the Consolidated Financial Statements

Note 5. Loans Receivable, page F-24

1. We note your response to comment three from our letter dated January 13, 2014. We remain unclear as to why you recognized the entire amount of accretable yield related to your purchased credit impaired (“PCI”) loans acquired from your merger with First Star Bank (“First Star”) during the fiscal year ended September 30, 2013. Please address the following so that we may better understand your accounting treatment:

•
Refer to ASC 310-30-35-3 and tell us, in detail, how you concluded at acquisition that you had a reasonable expectation of the timing and amount of cash flows expected to be collected and should therefore recognize income on a level yield basis over the life of the loan (accretable yield) rather than using the cost recovery method or cash basis method of income recognition.

Mr. Benjamin Phippen
March 5, 2014

Response:    At acquisition, our due diligence analysis, which was conducted with the assistance of a loan credit review third party as well as a business valuation specialist, indicated that certain loans, consisting primarily of commercial real estate and commercial loans,  exhibited evidence of significant deterioration in credit quality.  Our preliminary assumption was that liquidation of the collateral would likely be the primary source of repayment and that it would take, on average, twelve months to complete the process of obtaining title to the collateral for the purpose of liquidation.  This expectation was based on our historical experience with these types of loans, whereby our average liquidation period ranges from nine to twelve months, as well as our knowledge of current demand for these types of properties within our market area.  We also considered that these loans exhibited credit deterioration prior to acquisition and that some progression of communications regarding collection procedures had already occurred.  Additionally we considered the possibility that some borrowers may obtain alternative financing once we pursued collection procedures and determined if that were to occur we would expect that to be completed within a twelve month time period as well.  Upon reviewing ASC 310-30-35-3, and based on our historical experience, we believed we had a reasonable expectation of the timing and amount of cash flows expected to be collected for these loans; and as such, that the level yield method was deemed appropriate over the estimate average life of twelve months.

•
As a related matter, tell us how you determined that these loans were not acquired primarily for the rewards and ownership of the underlying collateral for which ASC 310-30-35-3 states that the accrual of income is inappropriate.

Response:    ASC 310-30-35-3 states that “such rewards of ownership would include the use of the collateral in operations of the entity or improving the collateral for resale”.  We evaluated the loans acquired and of the $212.1 million acquired only $12.9 million, or 6.1%, related to loans acquired with credit deterioration. Strategically, our acquisition of First Star Bank was for the purpose of expanding our customer base and to enter into new markets.    The Company reviewed each acquired loan, as well as the underlying collateral; and determined at that time that there was no opportunity to use the collateral in the operations of the Company.  Furthermore, it is not the Company’s policy to originate or acquire loans for purposes of the rewards of ownership of the underlying collateral.

•
As it relates to the methodology that you applied for these loans (i.e., interest method), tell us how you complied with ASC 310-30-35-2 which requires the recognition of the accretable yield on a level yield basis over the life of the loan. In preparing your response please adequately address the fact that these loans had a carrying value of $7.1 million at September 30, 2013 and also the fact that your disclosure on page F-25 states that there were no material increases or decreases in the expected cash flows of these loans between July 31, 2012 (“the acquisition date”) and September 30, 2013. This appears contradictory to your response dated February 6, 2014, which states that as you approached the one-year anniversary of the acquisition of First Star you determined that the original estimate of twelve months for the resolution of all loans acquired with credit deterioration was no longer valid. Considering these factors, ensure that your response adequately addresses why your cash flow expectations for your PCI loans were not revised at any time during the period July 31, 2012 and September 30, 2013 and that your initial estimate of twelve months continued to represent a reasonable expectation about the timing and amount of cash flows expected to be collected as required by ASC 310-30-35-2.

Mr. Benjamin Phippen
March 5, 2014

Response:    As noted in our response to the first bullet point, the Company performed significant due diligence procedures related to the acquisition of loans from First Star Bank.  Those acquired with credit deterioration consisted primarily of commercial and commercial real estate loans.   At the time of acquisition, management’s evaluation and conclusion was that liquidation of the collateral would likely be the primary source of repayment and that it would take on average twelve months to complete the process of liquidation.  We believed that based on our historical experience, a twelve month time period to be a reasonable estimate of expected cash flows for these loans; and as such, the level yield method was deemed appropriate over the estimated average life of twelve months.  As noted in our February 6, 2014 response, “As management diligently worked through each individual loan, the Company approached the one-year anniversary of the acquisition of First Star and determined that the original estimate of twelve months for the resolution of all loans acquired with credit deterioration was no longer valid, however the accretable discount had been substantially recognized by this time.”  As of June 30, 2013, $6.8 million or 95% of the fair value of the loans, net of accretable yield, related to commercial and commercial real estate loans.  As of June 30, 2013, 71% of the remaining principal balance of commercial and commercial real estate loans was in process of foreclosure or had an original maturity within eight months.  The total weighted average maturity for commercial and commercial real estate loans, excluding loans in foreclosure for which most were past maturity, is 18 months.  Based on this information, management’s expectation of average life for these loans would have indicated a twelve month estimated remaining life as of June 30, 2013. The remaining accretable yield for the commercial and commercial real estate loans was approximately $306,000 at June 30, 2013.  Management deemed the amount not material for revising average life expectations based on consolidated year to date pre-taxable earnings through June 30, 2013 of $9.3 million and total consolidated stockholders’ equity of $165.1 million.

We will revise future filings to remove the language “that there were no material increases or decreases in expected cash flows for these loans between July 31, 2012 (“the acquisition date”) and September 30, 2013.”

Mr. Benjamin Phippen
March 5, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (570) 422-0181 if you have any questions.

Very truly yours,

/s/ Allan A. Muto
Allan A. Muto
Executive Vice President and Chief Financial Officer

cc:           John Spitz (SEC)
Marc Levy